Release Time	IMMEDIATE
Date	3 August, 2001
Number	09/01




BHP BILLITON AGREES LNG KEY TERMS

BHP Billiton, together with other participants in the North West Shelf Venture, today announced agreement on key terms with Chubu Electric Power Company Inc. of Japan for the sale and purchase of liquefied natural gas (LNG) from the North West Shelf (NWS) in Western Australia.

The agreement covers the supply of 0.6 million tonnes of LNG per annum (mtpa) for a long-term period starting in 2009. The parties will now move to finalise a sale and purchase agreement.

The agreement with Chubu Electric follows recent Letters of Intent with other Japanese customers, these being:

 . Tokyo Gas and Toho Gas on 22 September 2000 for the supply of 1 mtpa of LNG, starting 2004.
 . Osaka Gas on 16 January 2001 for the supply of 1 mtpa of LNG, starting 2004. . Tohoku Electric Co., Ltd. on 5 February for 0.4 mtpa of LNG, starting 2005. . Kyushu Electric Power Co., Inc. on 28 March for the supply of 0.5 million mtpa of LNG, starting April 2006.

In April this year, BHP Billiton also announced approval for a fourth train expansion of the liquefied natural gas facilities at the North West Shelf Project on the Burrup Peninsula in Western Australia

BHP Billiton's equity in the North West Shelf Project is 16.67%. The other participants are Woodside Energy Ltd (operator - 16.67%); BP Developments Australia Pty Ltd (16.67%); Chevron Australia Pty Ltd (16.67%); Japan Australia LNG (MIMI) Pty Ltd (16.67%); and Shell Development (Australia) Proprietary Limited (16.67%).


Further information including a PFD format release can be found on: http://www.bhpbilliton.com or contact:


Australia
Dr. Robert Porter, Investor Relations
Tel: + 61 3 9609 3540  	Mobile: +61 419 587 456
email: Robert.Porter@bhpbilliton.com

Mandy Frostick, Media Relations	South Africa
Tel: +61 3 9609 4157 	Mobile: +61 419 546 245
email: Mandy.J.Frostick@bhpbilliton.com

United Kingdom
Marc Gonsalves, Investor Relations & Communications
Tel: +44 20 7747 3956 	Mobile: +44 7768 264 950
email: Marc.Gonsalves@bhpbilliton.com

Michael Campbell, Investor & Media Relations
Tel: +27 11 376 3360	Mobile: +27 82 458 2587
email: Michael.J.Campbell@bhpbilliton.com

United States
Francis McAllister, Investor Relations
Tel: +1 713 961 8625 	Mobile: +1 713 480 3699
email: Francis.R.McAllister@bhpbilliton.com